Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

April 2017

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated April 7, 2017, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: April 7, 2017	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – April, 7 2017

Aegon publishes agenda for 2017 Annual General Meeting

Aegon N.V. today published the agenda for its Annual General Meeting of Shareholders (AGM) on Friday, May 19, 2017.

The agenda includes proposals to adopt the Annual Accounts 2016, and to approve the final dividend for 2016 of EUR 0.13 per common share, bringing the total dividend for 2016 to EUR 0.26 per common share.

Also included in the agenda is the proposal to appoint Mr. Matthew Rider as Chief Financial Officer and member of the Executive Board of Aegon N.V. Mr. Rider joined Aegon on January 1, 2017, after 25 years in various roles within the financial services industry. Most recently, he was Chief Administration Officer and a member of the Management Board at ING Insurance, based in the Netherlands. In this role he was responsible for all of ING’s insurance and asset management operations, and specifically for Finance and Risk Management. Prior to being on the Management Board of ING Insurance, Mr. Rider held various other management positions at ING, Merrill Lynch Insurance Group, Transamerica and Banner Life Insurance Company. His proposed appointment has been approved by DNB.

The Supervisory Board proposes to reappoint Mrs. Dona Young as a member of the Supervisory Board for an additional term of four years as of May 19, 2017. Mrs. Young was appointed to Aegon’s Supervisory Board in 2013 and she is a member of the Audit Committee and Risk Committee.

Furthermore, the agenda includes a proposal to appoint Mr. William Connelly and Mr. Mark Ellman as members of the Supervisory Board for a term of four years as of May 19, 2017. Mr. Connelly is a former member of the Management Board of ING Bank. Mr. Ellman is former Vice Chairman of Global Origination at Bank of America/Merrill Lynch and a member of the Non-Executive Board of Aegon US for which his membership will be terminated if he is appointed as member of the Supervisory Board at the AGM. Their proposed appointments have been approved by DNB.

Further details of the proposed (re)appointments can be found in the AGM agenda, on aegon.com.

The Hague – April, 7 2017

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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